FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:        August, 2003

Commission File Number:     0-29500

Argosy Minerals Inc.
(Translation of registrant’s name into English)

20607 Logan Avenue Langley, British Columbia Canada V3A 7R3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARGOSY MINERALS INC. (Registrant)

By: /s/ Cecil R. Bond Cecil R. Bond Corporate Secretary

Dated:   September 4, 2003

BC Form 51-901F

QUARTERLY REPORT

Incorporated as part of:	X Interim Financial Statements Schedules B & C

Issuer Details:

Name of Issuer:	Argosy Minerals Inc.

Issuer's Address:	20607 Logan Avenue Langley, B.C. Canada V3A 7R3

Issuer's Contact Information	Tel. 604-530-8436 Fax. 604-530-8423 Email info@argosyminerals.com Web www.argosyminerals.com

Contact Person:	Cecil R. Bond

Contact's Position:	Chief Financial Officer

For Quarter Ended:	June 30, 2003

Date of Report:

Certificate

The schedule(s) required to complete this Annual Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Annual Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of the Audited Financial Statements and Schedule B (Supplementary Information) and Schedule C (Management Discussion).

2003/08/28

David A. Henstridge, Director	Date Signed (YYYY/MM/DD)

2003/08/28

Cecil R. Bond, Director	Date Signed (YYYY/MM/DD)

Argosy Minerals Inc. Interim Financial Statements, BC Form 51-901F	Page 2 Quarterly Report: June 30, 2003

Argosy Minerals Inc.
(an Exploration stage company)
CONSOLIDATED BALANCE SHEETS
(Unaudited – Prepared by Management)
As at June 30, 2003 and December 31, 2002
(Expressed in Canadian Dollars)

		June 30, 2003	Dec. 31, 2002

ASSETS
Current Assets
Cash and cash equivalents		$ 8,371,389	$ 9,780,175
Accounts receivable and prepaids	Note 2	644,363	42,996
Marketable Securities (fair market value)		108,013	263,740

		9,123,765	10,086,911
Restricted Cash	Note 2	-	157,960
Mineral Properties and Deferred Costs	Note 2	-	340,512
Property Plant and Equipment		46,898	43,334

		$ 9,170,663	$ 10,628,717

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities		$ 354,085	$ 325,406

SHAREHOLDERS' EQUITY
Capital Stock
Authorised - unlimited
Issued - 95,969,105 common shares (2002: 95,969,105)		44,075,384	44,075,384

Deficit		(35,258,806)	(33,772,073)

		8,816,578	10,303,311

		$ 9,170,663	$ 10,628,717

APPROVED BY THE DIRECTORS

Peter H. Lloyd, Director	Cecil R. Bond, Director

Argosy Minerals Inc. Interim Financial Statements, BC Form 51-901F	Page 3 Quarterly Report: June 30, 2003

ARGOSY MINERALS INC
(an Exploration stage company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited - Prepared by Management)
For the Three Months ended June 30, 2003 and 2002
and the Six Months ended June 30, 2003 and 2002

	Three Months ended June 30		Six Months ended June 30
	2003	2002	2003	2002

Income:
Interest revenue and other	$ 103,615	$ 116,800	$ 197,769	$ 191,585
Profit on disposal of mineral property Note 2	125,500	-	125,500	-
Foreign exchange gains	181,001	63,421	159,089	538,372

	$ 410,116	$ 180,221	$ 482,358	$ 729,957

Expenses:
Accounting and audit	49,823	30,957	53,677	46,353
Arbitration	258,247	-	316,732	-
Bank charges	3,164	2,561	4,893	4,125
Capital taxes	167	832	167	832
Depreciation	4,027	1,965	7,807	5,332
Directors' fees	18,750	4,528	31,250	4,528
Insurance	17,537	13,650	37,858	26,650
Legal	21,195	29,787	28,696	50,776
Management and consulting fees	93,520	83,374	208,566	160,717
Office	12,136	8,654	15,978	13,445
Project assessment	454,395	51,637	699,432	96,692
Rent	15,123	15,625	30,838	34,691
Salaries and benefits	99,591	114,955	197,370	206,813
Shareholder communications	25,460	60,014	30,814	74,435
Telecommunications	8,633	5,860	11,627	10,618
Transfer agent and stock exchange	15,944	14,993	23,122	23,484
Travel	91,524	75,622	150,278	147,943
Write down of Marketable Securitites	100,203	-	100,203	-
Write off of Mineral Properties and Deferred Costs	19,783	-	19,783	-

	$ 1,309,222	$ 515,014	$ 1,969,091	$ 907,434

Loss for the period	$ (899,106)	$ (334,793)	$ (1,486,733)	$ (177,477)

Deficit, beginning of period	$ (34,359,700)	$ (22,535,418)	$ (33,772,073)	$ (22,692,734)

Deficit, end of period	$ (35,258,806)	$ (22,870,211)	$ (35,258,806)	$ (22,870,211)

Basic & Diluted Loss per Common Share	$ 0.009	$ 0.003	$ 0.015	$ 0.002

Weighted Average Number of
Common Shares Outstanding	95,969,105	95,969,105	95,969,105	95,969,105

Argosy Minerals Inc. Interim Financial Statements, BC Form 51-901F	Page 4 Quarterly Report: June 30, 2003

ARGOSY MINERALS INC
(an Exploration stage company)

CONSOLIDATED CASH FLOW STATEMENTS
(Unaudited - Prepared by Management)
For the Three Months ended June 30, 2003 and 2002
and the Six Months ended June 30, 2003 and 2002

	Three Months ended June 30		Six Months ended June 30
Cash Provided From (Used For):	2003	2002	2003	2002

Operating Activities
Loss for the period	$ (899,106)	$ (334,793)	$(1,486,733)	$ (177,477)
Adjustments for
Depreciation	4,027	1,965	7,807	5,332
Foreign exchange loss/(gain)	(174,403)	(6,602)	(159,938)	(490,902)
Write down of Marketable Securities	100,203	-	100,203	-
Write off of Mineral Properties and Deferred Costs	19,783	-	19,783
Profit on Disposal of Mineral Property	(125,500)	-	(125,500)	-

	(1,074,996)	(339,430)	(1,644,378)	(663,047)

Changes in Non-cash working capital
Increase in accounts receivable & prepaids Note 2	(49,371)	(103,653)	(101,367)	(176,658)
Increase/(decrease) in accounts payable & accrued liabilities	63,003	(107,332)	28,679	(346,895)

Cash Flows from Operating Activities	(1,061,364)	(550,415)	(1,717,066)	(1,186,600)

Investing Activities
Purchase of capital assets	(4,660)	(3,258)	(11,371)	(44,138)
Mineral properties and deferred costs	(36,208)	(43,668)	(53,771)	(114,045)
Sale of Marketable Securities	-	-	55,524	-
Restricted Cash	146,929	-	157,960	-

Cash Flows from Investing Activities	106,061	(46,926)	148,342	(158,183)

Foreign Exchange Gain on
Cash Held in Foreign Currency	174,403	6,602	159,938	490,902

Decrease in Cash & Cash Equivalents	(780,900)	(590,739)	(1,408,786)	(853,881)

Cash & Cash Equivalents
at Beginning of Period	9,152,289	10,834,091	9,780,175	11,097,233

Cash & Cash Equivalents at End of Period	$ 8,371,389	$ 10,243,352	$ 8,371,389	$ 10,243,352

Argosy Minerals Inc. Interim Financial Statements, BC Form 51-901F	Page 5 Quarterly Report: June 30, 2003

ARGOSY MINERALS INC
(An Exploration Stage Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited — Prepared by Management
For the Three Months ended June 30, 2003 and June 30, 2002

1.	These consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements of the company dated December 31, 2002 and should be read in conjunction with those statements.

2.	Mineral Properties and Deferred Costs

(a)	Kremnica Gold Property

The Corporation concluded the sale of the Kremnica Gold Property to Tournigan Gold Corporation for $500,000. The proceeds of sale are included in accounts receivable and prepaids at June 30, 2003 and the cash received on July 22, 2003. The Corporation realized a gain on the disposal of the Kremnica Gold Property of $125,500.

(b)	Burundi Project

Pursuant to the Mining Convention between the Corporation’s subsidiary Andover Resources N.L. and the Burundi Government, the Corporation’s bankers provided a performance bond of US$100,000. The term of the performance bond has expired and the cash included in the cash and cash equivalents balance.

Expenditure to maintain the project in the amount of $19,783 has been expensed as the project is still subject to force majeure.

BC Form 51-901F

QUARTERLY REPORT

Incorporated as part of:	Interim Financial Statements X Schedules B & C

Issuer Details:

Name of Issuer:	Argosy Minerals Inc.

Issuer's Address:	20607 Logan Avenue Langley, B.C. Canada V3A 7R3

Issuer's Contact Information	Tel. 604-530-8436 Fax. 604-530-8423 Email info@argosyminerals.com Web www.argosyminerals.com

Contact Person:	Cecil R. Bond

Contact's Position:	Chief Financial Officer

For Quarter Ended:	June 30, 2003

Date of Report:

Certificate

The schedule(s) required to complete this Annual Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Annual Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of the Audited Financial Statements and Schedule B (Supplementary Information) and Schedule C (Management Discussion).

2003/08/28

David A. Henstridge, Director	Date Signed (YYYY/MM/DD)

2003/08/28

Cecil R. Bond, Director	Date Signed (YYYY/MM/DD)

Argosy Minerals Inc. Interim Financial Statements, BC Form 51-901F	Page 7 Quarterly Report: June 30, 2003

ARGOSY MINERALS INC
(the “Corporation”)

Schedule B
Supplementary Information
Second Quarter Ended June 30, 2003

1.	Analysis of Expenses and Deferred Costs

Breakdown, by major category, of those expenditures and costs which are included in the deferred costs, exploration and development expenses, cost of sales or general and administrative expenses set out in Schedule “A”, attached.

Deferred Costs:

For the three months ended June 30, 2003:

Balance as at March 31, 2003	$ 358,074
Site office salaries and administration costs
$ 36,208
Less: Kremnica gold project sold	$ (374,500)
Less: amounts written off – Burundi Project	$ (19,783)

Balance as at June 30, 2003	$ Nil

Project Assessment Expenses

For the three months ended June 30, 2003:

Legal/Accounting/Consultants/Travel	$ 215,968
Project Option Fees	$ 119,482
Drilling & Assessment	$ 118,945

Total	$ 454,395

2.	Related Party Transactions

Expenditures made to parties not at arm’s length from the issuer totalling $218,581 in the 3 months ended June 30, 2003, comprise the following:

Management fees - expensed	$ 95,971
Provision of staff - expensed	$ 91,360
Directors' Fees	$ 31,250

$ 218,581

Expenditures to related parties consist of fees for management and consulting services and the provision of staff in Australia, charged at cost and paid to entities controlled by directors of the Corporation and fees for non-executive directors.

Argosy Minerals Inc. Interim Financial Statements, BC Form 51-901F	Page 8 Quarterly Report: June 30, 2003

3.	Summary of Securities Issued and Options Granted During the Period

(a)	Summary of securities issued during period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.), number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid:

Nil

(b)	Summary of options granted, including date, number, name of optionee, exercise price and expiry date:

Nil

4.	Summary of Securities at the end of the Period

(a)	Particulars of authorized capital:

Unlimited common shares without par value.

(b)	Particulars of issued share capital at June 30, 2003

	Number	Amount

Common Shares	95,969,105	$44,075,384

(c)	Summary of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price, expiry date and any recorded value as at March 31, 2003:

Granted / Exercised	Expiry Date	Exercise Price ($)	Number of Options	Balance Outstanding at June 30, 2003

Granted October 27, 1998	May 1, 2003	A1.20	150,000
Expired May 1, 2003			(150,000)	-

Granted November 3, 1998	May 3, 2003	A1.20	350,000
Expired May 3, 2003			(350,000)	-

Granted August 10, 1999	Feb 5, 2003	A0.60	300,000
Expired 2003			(300,000)	-

Granted August 10, 1999	Aug 5, 2003	A0.90	150,000
Cancelled 2003			(150,000)	-

Granted August 10, 1999	Feb 5, 2004	A1.20	150,000
Cancelled 2003			(150,000)	-

Granted May 30, 2000	May 30, 2003	A0.30	65,000
Cancelled 2003			(25,000)
Expired May 30, 2003			(40,000)	-

Granted May 30, 2000	Nov 29, 2003	A0.60	50,000
Cancelled 2003			(25,000)	25,000

Granted June 20, 2002	May 24, 2006	A0.35	3,575,000
Cancelled May 26, 2003			(500,000)	3,075,000

Balance outstanding June 30, 2003				3,100,000

Argosy Minerals Inc. Interim Financial Statements, BC Form 51-901F	Page 9 Quarterly Report: June 30, 2003

(d)	Total number of shares in escrow or subject to a pooling agreement:

At June 30, 2003 there were 1,810,061 shares held in escrow. These shares are eligible for release as follows:

March 8, 2004	905,029
March 8, 2005	905,032

5.	List of Directors and Officers at Signature and Filing Date

Cecil R. Bond	Corporate Secretary and C.F.O.
Peter H. Lloyd	C.E.O.
David A. Henstridge	Non-executive Chairman
John Nicholls	Non-executive Director
John Maloney	Non-executive Director, appointed April 8, 2003

Argosy Minerals Inc. Interim Financial Statements, BC Form 51-901F	Page 10 Quarterly Report: June 30, 2003

Schedule C
Management Discussion and Analysis
Second Quarter Ended June 30th, 2003

ARGOSY MINERALS INC
(the “Corporation”)

DESCRIPTION OF BUSINESS

The Corporation is involved in the exploration and development of mineral resources. The Corporation continues to assess new project opportunities and to date has examined possible participation in gold, platinum group metals and diamonds. The Corporation will continue to seek suitable opportunities in which to invest. The Corporation has advanced discussions with several companies regarding such opportunities, mainly in South Africa and has spent considerable time with Black Empowerment Entities (BEE), discussing their possible involvement in these projects. In addition the Corporation has been made aware of projects currently being assessed by BEE groups in South Africa.

During the quarter the Corporation continued exploratory drilling on its Albetros Diamond Project in Namaqualand, South Africa. This project has been obtained under an option agreement whereby the Corporation had a six month period to conduct due diligence ahead of a decision to purchase the project. Subsequently on July 14, 2003, the Corporation entered into an agreement to amend the option agreement. The amended agreement provides for an extended option period to February 28, 2004, a reduction in monthly option fees to R150,000 per month effective September 1, 2003 and provides that all option fees may be deducted from the purchase price of R20m, if the Corporation exercises its option to acquire the project. The purchase price of R20m is payable as follows:

(i)	R10m on or before February 28, 2004
(ii)	R10m (less all option fees paid) on or before June 1, 2004

Drilling results to date indicate the presence of gravel bearing palaeo-channels in 5 separate localities on the Albetros tenements. Reconnaissance drilling has determined the presence of gravels, which may be diamondiferous in the correct trap site environments. Gravels of up to 4.7m have been intersected in drilling which provided sufficient data to warrant moving to the next stage of exploration. Detailed financial modeling of all parameters relating to alluvial diamond deposits has been conducted under a range of sensitivities. It is clear from this work that the stripping ratio of the diamond bearing gravels, the number of carats per hundred tonne and the value per carat are the key factors to be determined.

Following the termination of the agreement with Eurogold regarding the Corporation’s East European gold assets, the decision was made to enter into a transaction with Tournigan Gold Corporation for the sale of the Kremnica gold project in Slovakia (announcement of March 21, 2003). The sale of the Kremnica gold project was completed in this past quarter.

The Burundi Project remains under force majeure, consequently, no work can be conducted in Burundi. The Corporation remains in close communication with experts in both South Africa and Burundi regarding progress and political developments in order to facilitate a return to the country as soon as it is determined safe to put personnel on the ground. Expenditures incurred in maintaining the project in the amount of $19,783 has been expensed.

In February, the Corporation released an update on the current status of the arbitration between the Corporation, its subsidiary Balzan Investment Limited and NN Investment Holdings SA (“NNIH”). As stated previously and after a complete review of the case by the Corporation’s French Counsel, the Corporation is of the view that the claim filed by NNIH has absolutely no merit. The wrongful termination of the Tripartite Agreement has denied the Corporation the expenditure of US$15million to carry out the Bankable Feasibility Study and deprived the Corporation of its right to fully exploit the New

Argosy Minerals Inc. Interim Financial Statements, BC Form 51-901F	Page 11 Quarterly Report: June 30, 2003

Caledonia nickel project. As a result, the Corporation has lost the opportunity to fully value its 45% interest in the project. The Corporation has therefore filed a counter claim for damages for wrongful termination of the Tripartite Agreement by NNIH and has reserved its right to claim from NNIH consequential damages.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

During the quarter ended June 30, 2003, the Corporation sold its Kremnica Gold Property for $500,000 and realized a gain on the disposal of $125,500. The proceeds from the sale were received on July 22, 2003 and are included in accounts receivable and prepaids at June 30, 2003. Expenditures of $19,783 were incurred to maintain the Burundi property, however, due to the ongoing declaration of force majeure, all costs were expensed resulting in a NIL balance for Mineral Properties and Deferred Costs.

Marketable Securities were written down by $100,203 due to a decline in the market value of the securities.

Cash and cash equivalents declined by $780,900 for the quarter ended June 30, 2003 compared to a decrease of $590,739 in June 30, 2002. The increased decline in cash and cash equivalents is attributable to increased use of cash for operating activities, mainly due to the increase in expenditures on project assessment and legal fees of approximately $402,000 and $250,000 respectively, offset by increased foreign exchange gains of approximately $168,000 and the term deposit (amounting to $157,960) held on deposit for the performance bond provided by the Corporation’s bankers to the Burundi government expiring and being included in cash and cash equivalents.

Project assessment expenditures increased from $51,637 to $454,395 due to ongoing evaluation of the Albetros Diamond Project in South Africa and expenditures incurred in pursuing a potential acquisition of an interest in the Beregove Gold District in Ukraine.

Arbitration expenditures of approximately $258,000 relate to the arbitration process with NNIH.

Foreign exchange gains result from the Corporation holding most of its cash balances in Australian dollars and the Australian dollar strengthening against the Canadian dollar.

Management fees paid to directors are fixed in Australian dollars and have remained constant since November 2001, however, due to the strengthening of the Australian dollar against the Canadian dollar, expenditure has increased.

SUBSEQUENT EVENTS

The Corporation announced the amendment to the Albetros Diamond Option Agreement on July 15, 2003 and the receipt of the funds from the sale of the Kremnica property on July 22, 2003.

FINANCINGS, PRINCIPAL PURPOSES AND MILESTONES

The Corporation has not raised any significant funds through equity financing subsequent to the Plan of Arrangement completed in May 1999, whereby the Corporation acquired Argosy Mining Corp. Funds received from NNIH in the amount of US$7.166 million constitute the bulk of funds currently available for conducting the Corporation’s affairs.

LIQUIDITY AND SOLVENCY

Following the receipt of US$7.166 million for reimbursement of expenditures on the New Caledonia Project from NNIH, the Corporation has sufficient funds to continue with its planned activities over the next 12 months.